Exhibit 99.2

NICE Breaks New Ground in Robotic Process Automation with Innovative
AI-Driven Click to Automate

Seamlessly converting manual processes to active automation flows at the click of a button, the new capability speeds up time to value and boosts operational efficiencies

Hoboken, N.J., January 6, 2020 – NICE (Nasdaq: NICE) today introduced new AI-based Robotic Process Automation (RPA) capabilities that fast-track the time to value by rapidly operationalizing optimal process automation opportunities. Available as part of NICE RPA version 7.4 is the new Click to Automate feature, that instantaneously transforms recommended process sequences into live operational automations. This enables businesses to rapidly expand existing process automations, improve efficiencies and strengthen organizational resilience even during unpredictable market conditions. Additional capabilities enable tighter human-robot collaboration via smarter, visual-based automation discovery and a more customizable development process per employee needs.

Smarter automation discovery and development
Click to Automate takes the benefits of Automation Finder, NICE’s AI-infused automation opportunity discovery tool, to the next level. Following Automation Finder’s capture and display of all the recommended process sequences, the Click to Automate capability seamlessly and rapidly builds the process automations with NICE’s Automation Studio design tool. The result is end-to-end working automations, including the logic and connectivity elements.  NICE’s attended and unattended robotic workforce then manages the full execution of these processes in complete collaboration with each employee, at scale.

Additional enhancements included in NICE RPA version 7.4 include:

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Visually inspired automation discovery: With NICE RPA's Automation Finder, business analysts can now get a visual snapshot of the employee's screen together with clustering of the different process sequences, variations and their respective scores. This provides business analysts with a holistic understanding of the real-life processes employees regularly execute. With these rich, practical insights, analysts are equipped to make an informed decision about the optimal processes to automate, allowing for more efficient automation development, higher user adoption and improved results.

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Customized attended automation development: The callout builder within NICE's Automation Studio enables enhanced customization of callouts, a critical element in the successful deployment and uptake of attended automation. As a result, developers can personalize the way NEVA, NICE's attended automation offering, communicates and interacts with employees, allowing them to better relate to and connect with attended robots at work. The user-friendly drag and drop interface with built-in intelligence allows automations to be created with ease and speed, as well as resonate with the unique culture of the organization and its people. This ensures connected, productive human-robot collaborations in the virtual and physical workplace.

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Unified connectivity for accelerated automation development: With a unified connectivity layer, automation developers can seamlessly access all applications across different technologies from a single interface. This ensures faster development and time to value for organizations and enables employees to benefit from the process automations more quickly.

"What businesses need right now are solutions that will accelerate the efficiency of their business, maximize the value of every process automation and empower employees to do more from any location and at any time," Barry Cooper, President, NICE Enterprise Group, said. "The new capabilities in NICE RPA version 7.4 power agility across the automation lifecycle – including intelligent, optimal process discovery, instantaneous operationalization of process automations and stronger employee collaboration. We believe this helps organizations ensure business continuity, boost their bottom line and enhance both employee and customer experiences."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.